Exhibit 10.10

EXECUTIVE SEVERANCE AGREEMENT

This Executive Severance Agreement (“Agreement”) is made as of June 17, 2020 (the “Effective Date”), by and between (i) Dawn Wilson (“Executive”); (ii) LDiscovery, LLC (“LDiscovery”); and (iii) KLDiscovery Ontrack, LLC (“KLDiscovery”).

WHEREAS, pursuant to the business combination between Pivotal Acquisition Corp and LD Topco, Inc on December 19, 2019 (“Merger”) with Pivotal Acquisition Corp being renamed as KLDiscovery Inc (“Parent”), certain resolutions were approved at closing of the Merger setting out compensation requirements of key employees including the Executive.

WHEREAS, LDiscovery and KLDiscovery are both wholly owned subsidiaries of the Parent and effectively novated the employment contract between the Executive and LDiscovery to KLDiscovery and now wish to formalize that novation with Executive’s consent.

WHEREAS, the Employee’s permanent base salary on August 26, 2019 through to the date of this Agreement is $400,000 (“Base Salary”) but has since been reduced voluntarily by the Employee on April 23, 2020 to $320,000 as part of a company wide salary reduction scheme (the “Voluntary Reduction”)

WHEREAS, Executive is a key employee of KLDiscovery and each of KLDiscovery and Executive desires to set forth herein the terms and conditions of Executive’s compensation in the event of a termination of Executive’s employment under certain circumstances prescribed at closing of the Merger.

NOW, THEREFORE, the parties agree as follows:

Definitions

.  For purposes of this Agreement, the following terms shall have the following meanings:

(a)“Affiliate” means with respect to any person or entity, any other person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity.  For purposes of this definition, “control”, when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(b)“Base Salary” means Executive’s annual base salary at the rate in effect on the Date of Termination (disregarding any decrease in such base salary that constitutes a Good Reason event or any decrease due to the Voluntary Reduction).

(c)“Board” shall mean the Board of Directors of the Parent.

(d)“Cause” shall mean any of the following:

(i) Executive’s continued failure to (A) substantially perform any of Executive’s material duties with KLDiscovery (other than any such failure resulting from Executive’s incapacity due to physical or mental impairment) or (B) comply with, in any material respect, any of KLDiscovery’s policies with respect to employee conduct, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(ii) the Board’s reasonable determination that Executive failed in any material respect to carry out or comply with any lawful and reasonable directive of the Board, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(iii) Executive’s breach of a material provision of this Agreement or the Non-Compete Agreement, after receiving written notice from the Board specifically identifying Executive’s breach and being given thirty (30) days to cure such breach, if curable;

(iv) Executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(v) Executive’s unlawful use (including being under the influence) or possession of illegal drugs on KLDiscovery’s (or any of its Affiliate’s) premises or while performing Executive’s duties and responsibilities under this Agreement; or

(vi) Executive’s commission of an act of fraud, embezzlement or misappropriation against KLDiscovery or any of its Affiliates.

(e)“Change in Control” shall mean “Change in Control” as defined in the Plan.

(f)“CIC Qualifying Termination” shall mean (i)  Executive’s resignation of Executive’s employment with KLDiscovery for Good Reason or (ii) a termination by KLDiscovery, (or it’s affiliate, or successor as a result of a change of control) of Executive’s employment with KLDiscovery without Cause (other than due to death or Disability), in either case, which occurs during the period beginning on the date ninety (90) days prior to a Change in Control and ending twelve (12) months following the date of a Change in Control.

(g)“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other interpretive guidance thereunder.

(h) “Date of Termination” shall mean the effective date of Executive’s termination of employment for any reason.

(i)“Disability” shall mean a permanent and total disability under Section 22(e)(3) of the Code.

(j)“Good Reason” shall mean for the sole purpose of determining Executive’s right to severance payments as described herein, if Executive resigns within ninety (90) days after either (1) a decrease in Executive’s annual base salary without Executive’s written consent; or (2) a material and adverse reduction in Executive’s position, authority, duties or responsibilities (other than in connection with a corporate transaction where Executive continues to hold the position referenced above with respect to KLDiscovery’s business, substantially as such business exists prior to the date of consummation of such corporate transaction, but does not hold such position with respect to the successor entity to such transaction); provided, that Executive has given KLDiscovery detailed written notice of the change or event constituting Good Reason within sixty (60) days of Executive’s knowledge of such occurrence of the facts underlying the Good Reason event and KLDiscovery has failed to remedy such change or event within thirty (30) days after receiving such notice.

(k)“Non-compete Agreement” shall mean the Employee Non-Disclosure, Non-Solicitation and Non-Competition Agreement dated May 20, 2019 between (i) Executive; and (ii) KLDiscovery.

(l)“Outside Date” shall mean the third anniversary of the Effective Date.

(m)“Plan” shall mean the KLDiscovery Inc. 2019 Incentive Award Plan.

(n)“Pro-Rated Bonus Amount” shall mean the annual bonus earned by Executive for performance during KLDiscovery’s fiscal year in which the Date of Termination occurs (with any subjective criteria treated as being achieved at not less than target performance) multiplied by a fraction (i) the numerator of which is the number of days Executive was employed by KLDiscovery in KLDiscovery’s fiscal year in which the Date of Termination occurs, over (ii) 365.

(o)“Section 409A” shall mean, collectively, Section 409A of the Code and the regulations and guidance promulgated thereunder.

(p)“Target Bonus Amount” shall mean Executive’s target annual bonus amount for the fiscal year in which the Date of Termination occurs (disregarding any decrease in such target annual bonus amount that constitutes a Good Reason event).

(q)“Term” shall mean the period from the commencement of Executive’s employment with KLDiscovery until the Outside Date, unless earlier terminated; provided that, commencing on each anniversary of the Outside Date, the Term shall automatically be extended for one (1) year unless either Executive or KLDiscovery has given written notice of non-renewal to the other party at least ninety (90) days prior to the then-scheduled expiration of the Term

(r)“Voluntary Reduction(s)” means any of (i) a temporary and voluntary reduction in Base Salary by the Executive; including but not limited to the Executive’s consent to the same on April 23, 2020 in response to the Covid-19 pandemic; it being understood for purposes of clarity and the avoidance of doubt that the parties currently cannot anticipate when the “temporary” reductions or waiving of rights with respect to the Covid-19 pandemic will end, and that the intent of this provision is to capture Executive’s pre-Covid-19 compensation amounts for purposes of calculating severance hereunder.

Severance

.

(a)Accrued Benefits. Upon termination of Executive’s employment, Executive (or Executive’s estate) shall be entitled to receive the sum of: (i) the portion of Executive’s Base Salary earned through the Date of Termination, but not yet paid to Executive; (ii) any expenses incurred by Executive prior to the Date of Termination and owed to Executive pursuant to KLDiscovery’s policies; and (iii) any vested amount accrued and arising from Executive’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements. (collectively, “Accrued Benefits”). Except as otherwise expressly required by law (e.g., the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)) or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder.

(b)Severance Upon Termination Without Cause or Termination for Good Reason. In the event that Executive’s employment is terminated by KLDiscovery without Cause or for Good Reason (other than due to death or Disability) during the Term, then, subject to Executive’s execution and non-revocation of a general release of claims in a form reasonably acceptable to KLDiscovery (the “Release”) on or before the 21st day following Executive’s Separation from Service (as defined in Section 409A) together with continued compliance with any restrictive covenant obligations to which Executive is subject, Executive will be entitled to receive, in addition to the Accrued Benefits:

(i)an amount in cash equal to 50% of Executive’s Base Salary, whereas it is acknowledged and accepted by all Parties to this Agreement that the Voluntary Reduction shall have no effect in determining the applicable payments set out in this agreement, even if the Voluntary Reduction is agreed to continue beyond its intended phase; payable in the form of salary continuation in regular installments over the 6-month period following the date of Executive’s Separation from Service (the “Severance Period”) in accordance with the Company’s normal payroll practices;

(ii)a cash payment equal to the Pro-Rated Bonus Amount, which cash payment shall be paid to Executive no later than March 15th of the calendar year following the calendar year in which the Date of Termination occurs; and

(iii)if Executive elects to receive continued medical, dental or vision coverage under one or more of KLDiscovery’s group healthcare plans pursuant to COBRA, KLDiscovery shall directly pay, or reimburse Executive for, the COBRA premiums for Executive and Executive’s covered dependents under such plans during the period commencing on Executive’s Separation from Service and ending upon the earliest of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).  Notwithstanding the foregoing, if KLDiscovery determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax,

KLDiscovery shall in lieu thereof provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue group health coverage in effect on the Date of Termination (which amount shall be based on the premium for the first month of COBRA coverage) for Executive and Executive’s covered dependents, less the amount Executive would have had to pay to receive group health coverage for Executive and Executive’s covered dependents based on the cost sharing levels in effect on the Date of Termination, which payments shall be made regardless of whether Executive elects COBRA continuation coverage and shall commence in the month following the month in which the Date of Termination occurs and shall end on the earlier of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).

(c)Severance Upon CiC Qualifying Termination. In lieu of the payments and benefits set forth in Section 2(b) above, in the event of a CIC Qualifying Termination during the Term, subject to Executive signing on or before the 21st day following Executive’s Separation from Service, and not revoking, the Release, Executive shall receive, in addition to the Accrued Benefits, the following:

(i)an amount in cash equal to one (1) times the sum of (A) Executive’s Base Salary plus (B) Executive’s Target Bonus Amount, payable in a lump sum within thirty (30) days following Executive’s Separation from Service; provided, however, in the event the CIC Qualifying Termination occurs within ninety (90) days prior to a Change in Control, an amount equal to the sum of (A) 50% of Executive’s Base Salary (based on the highest Base Salary level in effect during the Term) plus (B) the Pro-Rated Bonus Amount shall be paid over the Severance Period in accordance with the Company’s normal payroll practices instead of in a lump sum, with the balance of the payment under this Section 2(c)(i) paid in a lump sum;

(ii)the benefits set forth in Section 2(b)(iii) above, provided that, for purposes of determining the benefits thereunder, the term “Severance Period” shall mean the 12-month period following the Date of Termination; and

(iii)all unvested equity or equity-based awards held by Executive under any equity compensation plans of KLDiscovery, the Parent or any Affiliate (including the Plan) that vest solely based on the passage of time shall immediately become 100% vested (for the avoidance of doubt, with respect to any such awards that vest in whole or in part based on the attainment of performance-vesting conditions, the attainment of the service component portion of the vesting criteria of such awards shall be deemed satisfied, and the attainment of the performance component portion of the vesting and/or payment criteria of such awards shall be governed by the terms of the applicable plan and award agreement).

(d)Other Arrangements. The severance payments provided for in this Section 2 are to be paid in lieu of any severance payments Executive may otherwise be entitled to receive under any other plan, program, policy, contract or agreement with KLDiscovery or any of its Affiliates, including for the avoidance of doubt, the employment offer letter agreement between Executive and KrolLDiscovery, dated August 25, 2017 and any other employment agreement or offer letter (collectively, “Other Arrangements”).  In the event Executive becomes entitled to receive the severance payments and benefits provided under Section 2, Executive shall receive the amounts provided under that Section of this Agreement and shall not be entitled to receive any severance payments or severance benefits pursuant to any Other Arrangement, and, to the extent any Other Arrangement  that was entered into prior to the Effective Date provides for Executive to receive any payments or benefits upon a termination or a resignation of employment for any reason (such agreement a “Pre-Existing Agreement”), Executive hereby agrees that such termination pay and benefit provisions of such Pre-Existing Agreement shall be and hereby are superseded by this Agreement and from and after the date of this Agreement, such termination pay and benefit provisions of the Pre-Existing Agreement shall be and are null and void and of no further force or effect.  For the avoidance of doubt, except as may otherwise be agreed in writing between Executive and KLDiscovery or one of its Affiliates after the date of this Agreement, it is intended that the other terms and conditions of any Other Arrangement that do not provide for termination pay or benefits, including any non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants and other similar covenants, shall remain in effect in accordance with their terms for the periods set forth therein.

(e)Parachute Payments.

(i)Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by KLDiscovery or otherwise to or for Executive’s benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 2 hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in Section 2(e)(ii) below) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (1) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (2) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

(ii)The Total Payments shall be reduced in the following order:  (1) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A, (2) reduction on a pro-rata basis of any non-cash severance payments or benefits that are exempt from Section 409A, (3) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A, and (4) reduction of any payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A; provided, in the case of clauses (2), (3) and (4), that reduction of any payments attributable to the acceleration of vesting of equity awards subject to the Plan shall be first applied to equity awards that would otherwise vest last in time.

(iii)All determinations regarding the application of this section shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by KLDiscovery (the “Independent Advisors”).  For purposes of determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (1) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (2) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation.  The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company.

(iv)In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this section, Executive shall immediately return the excess amount to the Company.

(f)Withholding.  KLDiscovery and any of its Affiliates may deduct and withhold from any amounts payable under this Agreement such federal, state, local, foreign or other taxes as are required to be withheld pursuant to any applicable law or regulation. All compensation and benefits to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.

4.Condition to Severance Obligations.  Executive acknowledges that KLDiscovery shall be entitled to cease all severance payments and benefits to Executive, whether prior to or during any period after the Date of Termination in the event of Executive’s breach of any provision in the Non-Compete Agreement or any other non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants contained in any other written agreement between Executive and KLDiscovery (including any Pre-Existing Agreement), which other covenants are hereby incorporated by reference into this Agreement.

5.Resignation on Termination.  On termination of Executive’s employment, Executive shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Executive may hold in KLDiscovery or any of its Affiliates, unless otherwise requested by the Board.

At‑Will Employment Relationship

.  Executive’s employment with KLDiscovery is at-will and not for any specified period and Executive’s employment with KLDiscovery and the Term may be terminated at any time, with or without Cause or advance notice, by either Executive or the Company.  Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and an authorized representative of the Company.  Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship.

General Provisions

.

(a)Successors and Assigns.  The rights of KLDiscovery under this Agreement may, without the consent of Executive, be assigned by KLDiscovery to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly, acquires all or substantially all of the assets or business of KLDiscovery or to any of its Affiliates.  KLDiscovery will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business or assets of KLDiscovery to assume this Agreement.  Executive shall not be entitled to assign any of Executive’s rights or obligations under this Agreement.  This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(b)Severability.  In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law.  If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

(c)Interpretation; Construction.  The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement.  This Agreement has been drafted by legal counsel representing the Company, but Executive has participated in the negotiation of its terms.  Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision or prevent that party thereafter from enforcing each and every other provision of this Agreement.

(d)Governing Law.  This Agreement shall be construed and governed in all respects by the laws of the State of Minnesota without regard to its conflicts of laws principles.  Any dispute arising out of this Agreement or any other aspect of the Employee’s relationship with the Company shall be resolved in the federal or state courts of Minnesota with jurisdiction over Hennepin County, Minnesota.  Both parties expressly waive any defenses to personal jurisdiction in such courts and hereby consent to such personal jurisdiction.

(e)Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated:  (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt.  Notice shall be sent to Executive at the most recent address for Executive set forth in the Company’s personnel files and to KLDiscovery at its principal place of business, or such other address as either party may specify in writing.

(f)Survival.  Sections 2, 3, 4, 5 and 6 of this Agreement shall survive the termination of this Agreement and/or the termination of Executive’s employment with KLDiscovery.

(g)Entire Agreement.  This Agreement and any covenants and agreements incorporated herein by reference together constitute the entire agreement between the parties in respect of the subject matter contained herein and therein and supersede all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral, provided, however, that for the avoidance of doubt, all Other Arrangements (as such Other Arrangements may be amended, modified or terminated from time to time) shall remain in effect in accordance with their terms, subject to Section 2(d) hereof.  This Agreement may be amended or modified only with the written consent of Executive and an authorized representative of the Company.  No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

(h)Code Section 409A.

(i)The intent of the parties hereto is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(i)Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement upon Executive’s termination of employment shall be payable only upon Executive’ Separation from Service, and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the 60th day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the 60-day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement.

(ii)Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by KLDiscovery at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six-month period measured from the date of Executive’s Separation from Service with KLDiscovery or (B) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

(iii)Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

(i)Consultation with Legal and Financial Advisors.  By executing this Agreement, Executive acknowledges that this Agreement confers significant legal rights, and may also involve the waiver of rights under other agreements; that KLDiscoveryhas encouraged Executive to consult with Executive’s personal legal and financial advisors; and that Executive has had adequate time to consult with Executive’s advisors before executing this Agreement.

(j)Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

8.Novation.  As of the Amendment Date, Employee and LDiscovery agree to release each other and waive all rights and liabilities against each other from such date, and Employee and KLDiscovery agree to be bound by the terms of the Agreement from the Amendment Date as if both parties were the original contracting parties to the Agreement.

[signature page follows]

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN.  WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

KLDISCOVERY ONTRACK, LLC

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

LDISCOVERY, LLC

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

EXECUTIVE

/s/ Dawn Wilson

Dawn Wilson